Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Elephant Oil Corp. (the “Company”) on Form S-1 of our report dated March 25, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Elephant Oil Corp. as of June 30, 2021 and 2020 and for each of the years then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

Our report on the consolidated financial statements includes an emphasis of matter paragraph for the restatement of the consolidated statement of cash flows for the year ended June 30, 2021 for the classification of deferred offering costs, as discussed in Note 2.

/s/ Marcum llp

Marcum llp

Houston, TX

March 25, 2022